Action No: 0501-16834

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c.B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ROLLING THUNDER EXPLORATION LTD., THE SECURITYHOLDERS OF ROLLING THUNDER EXPLORATION LTD., SAN TELMO ENERGY LTD. AND THE SECURITYHOLDERS OF SAN TELMO ENERGY LTD.

BEFORE THE HONOURABLE JUSTICE L.D. WILKINS IN CHAMBERS	) ) ) )	At the Court House, in the City of Calgary, in the Province of Alberta, on Tuesday, the 29th day of November, 2005

INTERIM ORDER

UPON the Petition of Rolling Thunder Exploration Ltd. ("Rolling Thunder"); AND UPON READING the Petition and the Affidavits of Peter M. Bolton and Stanley R. Herdman (the "Affidavits"), filed; AND UPON HEARING counsel for Rolling Thunder and San Telmo Energy Ltd. ("San Telmo"), AND UPON NOTING that the Executive Director of the Alberta Securities Commission (the "Executive Director") has been served with notice of this application by Rolling Thunder and San Telmo as required by subsection 193(8) of the Business Corporations Act, R.S.A. 2000, c. B-9 (the "ABCA");

FOR THE PURPOSES OF THIS ORDER:

A.

The capitalized terms not defined in this Order shall have the meanings given to them in the draft Joint Information Circular and Proxy Statement of Rolling Thunder and San Telmo (the "Information Circular"), which is attached as Exhibit "A" to the Affidavit of Peter M. Bolton; and

B.

All references to "Arrangement" used herein mean the plan of arrangement as described in the Affidavits and in the form attached as Schedule A to the Arrangement Agreement, which is attached as Appendix D to the Information Circular.

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IT IS HEREBY ORDERED THAT:

General

1.

Rolling Thunder shall seek approval of the Arrangement by the holders of Rolling Thunder class A shares ("Rolling Thunder Class A Shares"), Rolling Thunder class B shares ("Rolling Thunder Class B Shares") and options ("Rolling Thunder Options") to purchase Rolling Thunder Class A Shares (collectively, the "Rolling Thunder Securityholders") in the manner set forth below.

2.

San Telmo shall seek approval of the Arrangement by the holders of San Telmo common shares ("San Telmo Shares") and options ("San Telmo Options") to purchase San Telmo Shares (collectively, the "San Telmo Securityholders") in the manner set forth below.

Rolling Thunder Meeting

3.

Rolling Thunder shall call and conduct a special meeting of Rolling Thunder Securityholders (the "Rolling Thunder Meeting").  At the Rolling Thunder Meeting, the Rolling Thunder Securityholders will consider and vote, as a single class, upon a special resolution in respect of the Arrangement and any other business as may properly be brought before the Rolling Thunder Meeting or any adjournment thereof, all as more particularly described in the Information Circular (the "Rolling Thunder Arrangement Resolution").

4.

A quorum at the Rolling Thunder Meeting will be two persons present in person or by proxy and holding or representing not less than five percent (5%) of the outstanding Rolling Thunder Class A Shares and Rolling Thunder Class B Shares (together, "Rolling Thunder Shareholders") entitled to vote at the Rolling Thunder Meeting.  If no quorum of Rolling Thunder Shareholders is present within thirty (30) minutes from the time appointed for the Rolling Thunder Meeting, the Rolling Thunder Meeting shall stand adjourned to a day which is not more than thirty (30) days thereafter, as determined by the chairman of the Rolling Thunder Meeting, and at such meeting those persons present in person or by proxy, entitled to vote at such meeting, shall constitute a quorum for the adjourned meeting.

5.

Each Rolling Thunder Class A Share, Rolling Thunder Class B Share and Rolling Thunder Option entitled to be voted at the Rolling Thunder Meeting will entitle the holder to one vote at the Rolling Thunder Meeting in respect of the Rolling Thunder Arrangement Resolution.  The board of directors of Rolling Thunder has fixed November 29, 2005 as the record date for the Rolling Thunder Meeting (the "Rolling Thunder Record Date").  Only Rolling Thunder Securityholders whose names have been entered in the register of Rolling Thunder Class A Shares, Rolling Thunder Class B Shares or Rolling Thunder Options at the close of business on the Rolling Thunder Record Date and the directors and auditors of Rolling Thunder will be entitled to receive notice of and to vote at the Rolling Thunder Meeting, subject to section 137 of the ABCA with respect to transferees of Rolling Thunder Class A Shares and Rolling Thunder Class B Shares after the Rolling Thunder Record Date.

San Telmo Meeting

6.

San Telmo shall call and conduct a special meeting of San Telmo Securityholders (the "San Telmo Meeting").  At the San Telmo Meeting, the San Telmo Securityholders will consider and vote upon a special resolution in respect of the Arrangement and any other business as may properly be brought before the San Telmo Meeting or any adjournment thereof, all as more particularly described in the Information Circular (the "San Telmo Arrangement Resolution").

7.

A quorum at the San Telmo Meeting shall be two persons present in person or by proxy and holding or representing not less than five percent (5%) of the outstanding San Telmo Shares entitled to vote at the San Telmo Meeting.  If no quorum is present within thirty (30) minutes of the appointed time of the San Telmo Meeting, the San Telmo Meeting shall stand adjourned to a day which is not more than thirty (30) days, thereafter, as determined by the chairman of the San Telmo Meeting, and at such adjourned meeting those persons present in person or by proxy, entitled to vote at such meeting, shall constitute a quorum for the adjourned meeting.

8.

Each San Telmo Share and San Telmo Option entitled to be voted at the San Telmo Meeting will entitle the holder to one vote at the San Telmo Meeting in respect of the San Telmo Arrangement Resolution.  The board of directors of San Telmo has fixed a record date of November 29, 2005 for the San Telmo Meeting (the "San Telmo Record Date").  Only San Telmo Securityholders whose names have been entered in the register of San Telmo Shares or San Telmo Options at the close of business on the San Telmo Record Date will be entitled to receive notice of and to vote at the San Telmo Meeting.

Conduct of Rolling Thunder Meeting

9.

The chairman of the Rolling Thunder Meeting shall be any officer or director of Rolling Thunder, excluding Mr. Brian Bass.

10.

The only persons entitled to attend and speak at the Rolling Thunder Meeting shall be Rolling Thunder Securityholders or their authorized representatives, Rolling Thunder's directors, officers and auditors, and the Executive Director.

11.

The Rolling Thunder Securityholders shall vote together as a single class.  The majority required to pass the Rolling Thunder Arrangement Resolution shall be:

(a)

not less than two-thirds of the aggregate votes cast, either in person or by proxy, at the Rolling Thunder Meeting by the Rolling Thunder Securityholders;

(b)

a majority of the aggregate votes cast, either in person or by proxy, at the Rolling Thunder Meeting by the holders of Rolling Thunder Class A Shares, after excluding the votes cast, if any, by Mr. Brian Bass; and

(c)

a majority of the aggregate votes cast, either in person or by proxy, at the Rolling Thunder Meeting by the holders of Rolling Thunder Class B Shares, after excluding the votes cast, if any, by Mr. Brian Bass.

12.

To be valid a proxy must be deposited with Olympia Trust Company ("Olympia") in the manner described in the Information Circular.

13.

The accidental omission to give notice of the Rolling Thunder Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Rolling Thunder Meeting.

Conduct of San Telmo Meeting

14.

The chairman of the San Telmo Meeting shall be any officer or director of San Telmo, excluding Mr. Brian Bass.

15.

The only persons entitled to attend and speak at the San Telmo Meeting shall be San Telmo Securityholders or their authorized representatives, San Telmo's directors, officers and auditors, and the Executive Director.

16.

The San Telmo Securityholders shall vote together as a single class.  The majority required to pass the San Telmo Arrangement Resolution shall be:

(a)

not less than two-thirds of the aggregate votes cast, either in person or by proxy, at the San Telmo Meeting by the San Telmo Securityholders; and

(b)

a majority of the aggregate votes cast, either in person or by proxy, at the San Telmo Meeting by the holders of San Telmo Shares, after excluding the votes cast, if any, by Mr. Brian Bass.

17.

To be valid a proxy must be deposited with Pacific Corporate Trust Company ("Pacific") in the manner described in the Information Circular.

18.

The accidental omission to give notice of the San Telmo Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceeding taken at the San Telmo Meeting.

Dissent Rights for Rolling Thunder Securityholders

19.

The registered Rolling Thunder Shareholders have the right to dissent from the Rolling Thunder Arrangement Resolution in accordance with the provisions of section 191 of the ABCA and the Arrangement, as modified by this Order.  The registered holders of Rolling Thunder Options shall be accorded a right of dissent analogous to a right of dissent under Section 191 of the ABCA with respect to the Rolling Thunder Arrangement Resolution.

20.

In order for a Rolling Thunder Securityholder to exercise a right of dissent under subsection 191(5) of the ABCA, such Rolling Thunder Securityholder's written objection to the Rolling Thunder Arrangement Resolution must be received by Rolling Thunder, c/o Bennett Jones LLP, 4500, 855-2nd Street S.W., Calgary, Alberta T2P 4K7, Attention: A.L. Friend, Q.C., by 4:00 p.m. on the Business Day immediately preceding the Rolling Thunder Meeting.  The fair value of such Rolling Thunder Securities shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the Rolling Thunder Securityholders.

21.

Subject to further order of this Court, the rights available to the Rolling Thunder Securityholders under the ABCA and the Arrangement to dissent from the Rolling Thunder Arrangement Resolution shall constitute full and sufficient rights of dissent for the Rolling Thunder Securityholders with respect to the Rolling Thunder Arrangement Resolution.

22.

Notice to the registered Rolling Thunder Securityholders of their rights of dissent with respect to the Rolling Thunder Arrangement Resolution and of their rights, subject to the provisions of the ABCA and the Arrangement, to receive the fair value of their Rolling Thunder Securities shall be given by including information with respect to these rights in the Information Circular to be sent to Rolling Thunder Securityholders in accordance with paragraph 27 of this Order.

Dissent Rights for San Telmo Securityholders

23.

The registered San Telmo Shareholders shall be entitled, subject to the discretion and final approval of this Court, to give notice of their intention to dissent from the San Telmo Arrangement Resolution in accordance with the provisions of Section 191 of the ABCA and the Arrangement, as modified by the Court.  The registered holders of San Telmo Options shall, subject to the discretion and final approval of this Court, be entitled to give notice of their intention to dissent, analogous to the right of dissent under Section 191 of the ABCA, with respect to the San Telmo Arrangement Resolution.

24.

In order for a San Telmo Securityholder to give notice of an intention to dissent under subsection 191(5) of the ABCA, such San Telmo Securityholder's written notice of intention to object to the San Telmo Arrangement Resolution must be received by San Telmo c/o Gowling Lafleur Henderson LLP, 1200, 700 - 2nd Street SW, Calgary, AB  T2P 4V5, Attention:  Peter S. Jull, Q.C., by 4:00 p.m. on the Business Day immediately preceding the San Telmo Meeting.  The fair value of such San Telmo Securities, should dissent rights be granted by this Court, shall be determined as of the close of business before the day on which the Arrangement is approved by the San Telmo Securityholders.

25.

The rights of the San Telmo Securityholders under the ABCA and the Arrangement to dissent from the San Telmo Arrangement Resolution, as may be approved by this Court at the final application, shall constitute full and sufficient rights of dissent for the San Telmo Securityholders with respect to the San Telmo Arrangement Resolution.

26.

Notice to the registered San Telmo Securityholders of their entitlement to give notice of their intention to dissent with respect to the San Telmo Arrangement Resolution and of their rights, subject to the discretion and approval of this Court, and subject to the provisions of the ABCA and the Arrangement, to receive the fair value of their San Telmo Securities, shall be given by including information with respect to giving notice of intention to dissent in the Information Circular to be sent to San Telmo Securityholdersin accordance with paragraph 27 of this Order.

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Notice

27.

An Information Circular, substantially in the form attached as Exhibit A to the Affidavits with amendments thereto as counsel for Rolling Thunder and San Telmo may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Rolling Thunder Meeting and the San Telmo Meeting, to the Rolling Thunder Securityholders and the San Telmo Securityholders at the addresses for such holders recorded in the records of Rolling Thunder and San Telmo, respectively, at the close of business on November 29, 2005.  In calculating the 21-day period, the date of mailing shall be included and the date of the Rolling Thunder Meeting and San Telmo Meeting shall be excluded.

28.

An Information Circular as described above shall be provided to the Executive Director by prepaid ordinary mail at least 21 days prior to the Rolling Thunder Meeting and the San Telmo Meeting.

29,

Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Rolling Thunder Securityholders and the San Telmo Securityholders of:

(a)

the Petition;

(b)

this Order;

(c)

the Notice of the Rolling Thunder Meeting and Notice of the San Telmo Meeting, respectively; and

(d)

the Notice of Petition;

all in substantially the forms set forth in the Information Circular, together with forms of proxy and such other material as Rolling Thunder and San Telmo may consider fit.

Final Application

30.

Subject to further Order of this Court and provided that the Rolling Thunder Securityholders and the San Telmo Securityholders have approved the Arrangement and the directors of Rolling Thunder and San Telmo have not revoked that approval, Rolling Thunder and San Telmo may proceed with an application for approval of the Arrangement and the Final Order on Wednesday, January 11, 2006 at 1:30 p.m. or so soon thereafter as counsel may be heard at the Court House, 611 – 4th Street S.W., Calgary, Alberta.  Subject to the Final Order, and to the issuance of the certificate under section 193(11) of the ABCA, all Rolling Thunder Securityholders and San Telmo Securityholders will be bound by the Arrangement in accordance with its terms.

31.

Any Rolling Thunder Secuirityholder, San Telmo Securityholder or any other interested party (collectively, "Interested Party") desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve, upon Rolling Thunder and San Telmo, at or before 4:00 p.m. on Wednesday, January 4, 2006, a Notice of Intention to Appear including the Interested Party's address for service, together with any evidence or materials which the Interested Party intends to present to the Court.  Service of this notice on Rolling Thunder shall be effected by service upon the solicitors for Rolling Thunder, Bennett Jones LLP, 4500, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7, Attention: Mr. A.L. Friend, Q.C., and service of this notice on San Telmo shall be effected by service upon the solicitors for San Telmo, Gowling Lafleur Henderson LLP, 1200, 700 – 2nd Street S.W., Calgary, Alberta T2P 4V5, Attention: Mr. Peter S. Jull, Q.C.

32.

In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 31 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

33.

Rolling Thunder and San Telmo are entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

"L.D. Wilkins"

J.C.C.Q.B.A.

ENTERED at Calgary, Alberta, this

29th day of November, 2005.

"V.A. Brandt" (Court Seal)

Clerk of the Court

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ACTION NO.: 0501-16834

7

IN THE COURT OF QUEEN'S BENCH

OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, AS AMENDED;

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ROLLING THUNDER EXPLORATION LTD., THE SECURITYHOLDERS OF ROLLING THUNDER EXPLORATION LTD., SAN TELMO ENERGY LTD. AND THE SECURITYHOLDERS OF SAN TELMO ENERGY LTD.

INTERIM ORDER

BENNETT JONES LLP

Barristers and Solicitors

4500 Bankers Hall East

855 - 2nd Street S.W.

Calgary, Alberta  T2P 4K7

Tel: (403) 298-3182

A.L. Friend, Q.C.

Our File No.: 55185-4